Exhibit 99.5


FOR IMMEDIATE RELEASE              Date:        December 30, 1998
                                   Contact:        Michael Price,
                                          Chief Financial Officer
                                   Phone:          (504) 586-8888
                                   Fax:            (504) 522-1796
                                   Email:    michaelprice@msn.com


          Forman Petroleum Corporation (the "Company"), delivered today to U.S. Trust Company of Texas, N.A., Trustee under the Indenture dated June 3, 1997 with respect to the Company's 13.5% Senior Secured Notes Due June 1, 2004 (the "Notes"), notice of the nonpayment of the December 1, 1998 installment of interest due on the Notes within the thirty-day grace period provided for such payment. The Company intends to use available funds for exploration and development projects.

          The Company is continuing in its efforts to negotiate a debt restructuring and/or recapitalization of the Company (the
"Recapitalization"). It is the Company's policy, absent unusual circumstances, not to comment publicly on discussions concerning proposals that may be considered or transactions that may be pending with respect to the Recapitalization. The Company also intends, absent unusual circumstances, to refrain from making any further announcements or reports with respect to the Recapitalization unless and until a definitive agreement has been executed by the Company with respect to a transaction in connection with the Recapitalization. There can be no assurance that the Company will consummate any transactions in connection with the Recapitalization.

          Forman Petroleum Corporation is headquartered at 650 Poydras Street, Suite 2200, New Orleans, Louisiana.